SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For March 30, 2006


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]

                                TABLE OF CONTENTS
       REPORT FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2005 ON FORM 6-K


                                                                           Page
                                                                           ----

Third Quarter Shareholders Letter............................................3

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of March 31, 2005 and.................6
  Unaudited Consolidated Balance Sheets as of December 31, 2005

Unaudited Consolidated Statements of Income and..............................8
  Comprehensive Income for the nine-Month Periods
  Ended December 31, 2004 and 2005 and the
  Three-Month Periods Ended December 31, 2004 and 2005

Management Discussion and Analysis of Financial Conditions...................9
  and Results of Operations

Liquidity and Capital Resources.............................................12

Stock Repurchase Program....................................................12

Signature...................................................................13


Exhibits:

99.1 Press Release Reporting Third Quarter Results

99.2 Press Release Announcing ISO 14001 and OHSAS 18001 Certification

                      BONSO ELECTRONICS INTERNATIONAL INC.

                                                                   30 March 2006

Dear Shareholder:


For the third quarter ended 31 December 2005, Bonso's sales were $16,123,000 or 12.1% below the same quarter in 2004. This resulted in a net loss of $76,000 or $0.01 per share (diluted) as compared to net income of $600,000 or $0.10 per share (diluted) posted for the same period last year.

Sales for the nine-month period ended 31 December was $50,235,000 a decrease of 10.0% compared to sales of approximately $55,741,000 in the comparable 2004 period. Net income for the nine-month period ended 31 December 2005 was $815,000 or $0.14 per share (diluted), which is 61% below the net income of $2,080 or $0.35 reported for the same period last year.

The third quarter results are primarily a combination of two factors: reduced sales of our products, and increased material and labor costs in China which have negatively impacted the gross profit margin. Prospects for improved sales in our sensor based products continue to be promising and we are cautiously optimistic about returning to sales growth in this sector in the future. We anticipate the communications business to continue to be soft as we continue to work with our existing customers on new applications with existing products, as well as, new products and to attempt to secure new customers.

As I have reported previously, raw material (oil, metal, plastic, etc) and skilled labor costs have been increasing significantly. These increases have negatively impacted the gross profit margin. One of Bonso's major strengths has always been our ability to reduce product cost as a result of a formalized program of product redesign and process improvements. We are proud of our past achievements in `Value Engineering' our products and processes to reduce cost and improve margins. We intend to continue our ongoing efforts in this activity in an attempt to further improve the gross profit margin moving forward.

On the whole, our balance sheet is strong. Undoubtedly, Bonso's revenue and profit performance were disappointing last quarter and the challenge we face is delivering profitable and sustained revenue growth.

I am proud to announce that our factory operations in Shenzhen, China have expanded their international certification according to the internationally recognized Environmental Management Standard known as ISO 14001 and the Occupational Health and Safety Management Standard known as OHSAS 18001. Our factory operations have been built on the foundation of the International Standards Organization (ISO) for product quality based on the principles of ISO 9001. By integrating the Occupational Health and Safety Management Standards (OHSAS 18001) into our quality and environmental systems we have created a total Integrated Management System (IMS) - Quality, Environment and Health and Safety by combining ISO 9001, ISO 14001 and OHSAS 18001 into one Quality / Environment / Health and Safety registration. Our ISO 14001 and OHSAS 18001 certifications ensure that our employees and environment are kept safe during the manufacturing process. Just as adherence to ISO 9001 quality management standards have become a de facto requirement for manufactures world wide, the ISO 14001 and OHSAS 18001 standards are becoming a necessary condition for international trade. These initiatives demonstrate Bonso's ongoing commitment to delivering quality products and services, while at the same time, continuing to maintain safe and responsible employee practices in an environmentally friendly way.

Our cash position at the end of the third quarter is $8.9 million ($1.53 per share). With no sizable long term debt and a strong balance sheet, we continue to invest in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. We believe we have great upside potential in both the sensor based and telecommunications markets we serve.

We believe that Bonso has a talented and dedicated workforce with enviable know-how and expertise. Now, it is a matter of making sure we are leveraging these core strengths with an energized spirit to perform at the highest levels across the business and, most importantly, enhance our customer engagements.

As we look to the future, our goal remains to build and indeed to grow, a business worthy of the products we make and the people who make them. Certainly, there's plenty of challenge ahead. Yet we're confident our disciplined efforts to create an even more resilient, growth-oriented enterprise will provide benefits to all with a stake in our success for years to come.


Yours truly,
Bonso Electronics International, Inc.


George D. OLeary
President and CEO

Attachments: 1.Balance Sheet
             2. Income Statement



This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to, conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.


U.S. Contact: George O'Leary 949-760-9611, FAX 949-760-9607

Hong Kong Contact:  Cathy Pang 852 2605 5822, FAX 852 2691 1724


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                              CONSOLIDATED BALANCE SHEET
                                                     (In U.S. Dollars)

                                                                       31-Dec                   31-Mar
                                                                         2005                     2005
                                                                         ----                     ----
                                                                  (Unaudited)                (Audited)
Assets

Current assets
 Cash and cash equivalents                                          8,914,048                 9,707,588
 Restricted cash deposits                                               5,030                     4,848
 Trade receivables, net                                             7,130,351                10,585,968
 Inventories, net                                                  12,518,409                11,402,239
Tax recoverable                                                        64,117                   486,618
 Deferred income tax assets - current                                  52,057                    52,057
 Other receivables, deposits and prepayments                        2,071,835                 1,450,322

 Total current assets                                              30,755,847                33,689,640
                                                                   ----------                ----------

Deposits                                                               72,789                    72,789
Long term investment                                                  500,000                   500,000
Deferred income tax assets - non current                               32,213                    46,849
Goodwill                                                            1,100,962                 1,100,962
Brand name and other intangible assets, net                         2,580,366                 2,740,530

Property, plant and equipment                                      13,462,556                14,311,986

 Total assets                                                      48,504,733                52,462,756
                                                                   ----------                ----------


                                                     -5-


Liabilities and shareholders' equity

Current liabilities
Bank Overdraft                                                                  446,007                281,085
 Notes payable                                                                4,504,459              3,744,726
 Accounts payable                                                             3,788,345              6,938,578
 Accrued charges and deposits                                                 2,181,553              1,978,222
 Short-term loans                                                             3,026,990              4,742,685
 Current  portion  of  long-term  debt and  capital  lease                      153,012                633,887
    obligations

 Total current liabilities                                                   14,100,366             18,319,183
                                                                             ----------             ----------


Long-term  debt  and  capital  lease  obligations,  net of                      367,427                167,735
current maturities
Deferred income tax                                                              44,053                 43,856

Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000

  - issued and outstanding shares : March & December-0                             --                     --
Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : March 2005
  - 5,577,639 December 2005 - 5,577,639                                          16,729                 16,729

 Additional paid-in capital                                                  21,764,788             21,764,788
 Retained earnings                                                           11,564,516             11,307,642
 Accumulated other comprehensive income                                         646,854                842,823

                                                                             33,992,887             33,931,982
                                                                             ----------             ----------
Total liabilities and shareholders' equity                                   48,504,733             52,462,756
                                                                             ==========             ==========


                                                      -6-


BONSO ELECTRONICS INTERNATIONAL INC.
 CONSOLIDATED INCOME STATEMENT
(In Thousands of U.S. Dollars)
           Unaudited
                                           Three months ended Dec. 31                  Nine months ended Dec 31
                                           --------------------------                  ------------------------
                                             2005                 2004                 2005                 2004
                                             ----                 ----                 ----                 ----
                                               A                    B                    A                    B
Net sales                                    16,123               18,344               50,235               55,741
Cost of sales                               (13,169)             (14,356)              (0,549)              (4,576)
                                         ----------           ----------           ----------           ----------

Gross margin                                  2,954                3,988                9,686               11,165

Selling expenses                                517                  701                1,624                1,992
Salaries and related costs                    1,505                1,303                4,248                3,816
Research and development                        109                  128                  381                  332
expenses
Administration and general                      664                  877                2,280                2,468
expenses
Amortization of Brand Name                       50                   44                  150                  150
                                         ----------           ----------           ----------           ----------

Income from operations                          109                  935                1,003                2,407
Interest Income                                  74                   75                  160                  168
Other income                                    (82)                 (13)                 173                  294
Interest Expenses                              (150)                (168)                (370)                (568)
Foreign exchange gains \(Loss)                    3                 --                   (116)                 (59)
                                         ----------           ----------           ----------           ----------


Income/(Loss) before income                     (46)                 829                  850                2,242
taxes and minority interest
Income tax expense                              -30                 -192                  -35                 -215
                                         ----------           ----------           ----------           ----------

Net income/(Loss) before                                                                                     2,027
minority interest                               (76)                 637                  815
Minority interests                             --                     37                 --                     53
Net income/(Loss)                               (76)                 600                  815                2,080
                                         ----------           ----------           ----------           ----------

Earnings/(Loss) per share                     (0.01)                0.10                 0.14                 0.35
Diluted

Adjusted weighted average                 5,843,949            5,863,956            5,843,949            5,863,956
shares


                                                         -7-

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND
RESULTS OF QPERATIONS:

Nine Month Period ended December 31, 2005 compared to the Nine Month period ended December 31, 2004

     Net Sales. Our sales decreased 9.88% from approximately $55,741,000 for the nine month period ended December 31, 2004, to approximately $50,235,000 for the nine month period ended December 31, 2005, primarily as a result of a decrease in sales of our products. Sales of our scales business decreased 8.8% from approximately $36,782,000 for the nine month period ended December 31, 2004, to approximately $33,543,000 for the nine month period ended December 31,2005, and sales for telecommunications products were down 12% from approximately $18,959,000 for the period ended December 31, 2004, to approximately $16,692,000 for the period ended December 31,2005.

     Gross Margin. Gross margin as a percentage of revenue declined slightly to 19.3% during the nine-month period ended December 31, 2005 as compared to 20.0% during the same period in the prior year. This decline was primarily the result of a decrease in sales, increased pressure upon the sales price of both our FRS telecommunication products and scales, and increased labor and material costs.

     Selling Expenses. Selling expenses decreased by 18.47% from approximately $1,992,000 for the nine month period ended December 31, 2004 to approximately $1,624,000 for the nine month period ended December 31, 2005. This decrease was attributable primarily to the decreased commissions paid as a result of the reduced sales. As a percentage of revenue selling expenses decreased to 3.2% during the nine month period ended December 31, 2005 as compared to 3.6% during the same period in the prior year.

     Salaries And Related Costs. Salaries and related costs increased by 11.32% from approximately $3,816,000 for the period ended December 31 ,2004 to approximately $4,248,000 for the period ended December 31 2005.This increase is primarily the result of an increase in the number of employees.

     Research And Development. Research and development expenses increased 14.76% from approximately $332,000 during the nine month period ended December 31, 2004 to approximately $381,000 during the nine month period ended December 31, 2005 due to increased research and development activities for telecommunications products and new scale models. Research and Development as a percentage of revenue increased to 0.8% during the nine month period ended December 31, 2005 as compared to 0.6% during the prior year.

     Administration And General Expenses. Administration and general expenses decreased by 7.6% from approximately $2,468,000 during the nine month period ended December 31, 2004 to approximately $2,280,000 for the nine month period ended December 31, 2005. This decrease was primarily due to reduced in legal and professional fees and consultancy fee.

     Amortization Of Brand Names. We amortized approximately $150,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the nine month period ended December 31, 2005. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Income/(Loss) From Operations. As a result of the above changes, income from operations decreased by 58.33% from approximately $2,407,000 for the nine month period ended December 31, 2004 to approximately $1,003,000 for the nine month period ended December 31, 2005.

     Interest Income. Interest income amounted to approximately $160,000 for the nine month period ended December 31, 2005, compared to $168,000 in the nine month period ended December 31, 2004.

     Other Income. Other income decreased 41.16% from approximately $294,000 for the nine month period ended December 31, 2004, to approximately $173,000 for the nine month period ended December 31, 2005. The decrease was primarily due to a change in categorizing scrap sales.

     Interest Expenses. Interest expenses decreased 34.86% from approximately $568,000 for the nine month period ended December 31, 2004 to approximately $370,000 for the nine month period ended December 31, 2005. This decrease was primarily due to the decrease of utilization of the banking facilities during the current fiscal year.

     Foreign Exchange Losses/Gains. Foreign exchange loss increased from a loss of approximately $59,000 for the nine month period ended December 31, 2004 to a loss of approximately $116,000 for the nine month period ended December 31, 2005. The increase was primarily attributable to the increased strength of the U.S. Dollars against the Euro.

     Income Tax Expense. Income tax expense decreased from approximately $215,000 during the nine months ended December 31, 2004 to approximately $35,000 during the nine months ended December 31, 2005. The decrease was primarily the result of the above changes.

     Net Income/(Loss). As a result of the above changes, net income decreased from approximately $2,080,000 for the nine month period ended December 31, 2004 to $815,000 for the nine month period ended December 31, 2005, a decrease of approximately $1,265,000, or 60.82%.


Three Month Period ended December 31, 2005 compared to the Three Month period ended December 31, 2004

     Net Sales. Net sale for the three months ended December 31, 2005 was approximately $16,123,000, represented a decrease of approximately $2,221,000, or 12.1%, from approximately $18,344.000 for the same period in the prior year. Sales of our scales business decreased 13.8% from approximately $13,182,000 for the three months period ended December 31, 2004, to approximately $11,360,000 for the three months period ended December 31,2005, and sales for telecommunications products were down 7.7% from approximately $5,162,000 for the three months period ended December 31, 2004, to approximately $4,763,000 for the three months period ended December 31,2005. The decrease was primarily due to a general decrease of demand for our products.

     Gross Margin. Gross margin as a percentage of revenue declined to 18.3% during the three-month period ended December 31, 2005 as compared to 21.7% during the same period in the prior year. This decline was primarily the result of the increased pressure upon the sales price of both our FRS telecommunication products and scales and the increased labor and material costs.

     Selling Expenses. Selling expenses decreased by 26.2% from approximately $701,000 for the three months ended December 31, 2004 to approximately $517,000 in the three months ended December 31, 2005. This decrease was attributable to the decreased cost of commission as a result of decreased sales and insurance.

     Salaries And Related Costs. Salaries and related costs increased by 15.5% from approximately $1,303,000 for the three months ended December 31, 2004 to approximately $1,505,000 for the three months ended December 31, 2005. This increase is primarily the result of an increase in the number of employees.

     Research And Development. Research and development expenses decreased 14.8% from approximately $128,000 for the three months ended December 31, 2004 to approximately $109,000 for the three months ended December 31, 2005 due to decreased research and development during this period.

     Administration And General Expenses. Administration and general expenses decreased by 24.3% from approximately $877,000 for the three months ended December 31, 2004 to approximately $664,000 for the three months ended December 31, 2005. This decrease was primarily due to reduced legal & professional fee and consultancy fee.

     Amortization Of Brand Names. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years. We amortized approximately $50,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the three month period ended December 31, 2005.

     Income From Operations. As a result of the above changes, income from operations decreased by 88.3% from approximately $935,000 for the three months ended December 31, 2004 to $109,000 for the three months ended December 31, 2005.

     Interest Income. Interest income decreased slightly to approximately $74,000 for the three months ended December 31, 2005, compared to $75,000 in the three months ended December 31, 2004.

     Other Income. Other income decreased 530.8% from approximately a deficit of $13,000 for the three months ended December 31, 2004, to approximately a deficit of $82,000 for the three months ended December 31, 2005. The decrease was primarily due to a change in categorizing scrap sales.

     Interest Expenses. Interest expenses decreased 10.7% from approximately $168,000 for the three months ended December 31, 2004 to approximately $150,000 for the three months ended December 31, 2005. This decrease was primarily the result of the decreased use of our banking facilities.

     Foreign Exchange Losses/Gains. Foreign exchange gain increased slightly to approximately $3,000 for the three months ended December 31, 2005.

     Net Income/(Loss). As a result of the above changes, net income decreased from approximately $600,000 for the three month ended December 31, 2004 to a net loss of $76,000 for the three months ended December 31, 2005, a decrease of approximately $676,000, or 112.7%.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of December 31, 2005 we had $8,914,048 in cash and cash equivalents as compared to $9,707,588 as of March 31, 2005. Working capital at December 31, 2005 was $16,655,481 compared to $15,370,457 at March 31, 2005. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.


Stock Repurchase Program

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were purchased under this program in the nine months ended December 31, 2005. The Company may from time to time repurchase shares of its Common Stock under this program.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL, INC.
                                        (Registrant)


Date:  March 30, 2006                   By: /s/ George O'Leary
                                        ------------------------------
                                        George O'Leary, President and Chief
                                        Executive Officer